UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

Commission File Number 1-11377

Cinergy Corp. Union Employees’ 401(k) Plan
(Full title of the plan)

CINERGY CORP.
(Name of issuer of the securities held pursuant to the plan)

139 East Fourth Street
Cincinnati, Ohio 45202
(Address of principal executive offices)

Cinergy Corp. Union Employees’

401(k) Plan

Index to Financial Statements and Exhibits

                                                                                                       Page No.
(a)      Financial Statements

       Report of Independent Registered Public Accounting Firm                                            3

       Statements of Net Assets Available for Benefits
        as of December 31, 2003 and 2002                                                                  4

       Statements of Changes in Net Assets Available for Benefits
        for the Years Ended December 31, 2003 and 2002                                                    5

       Notes to Financial Statements                                                                     6-13

       Supplemental Schedule:
              Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
              as of December 31, 2003                                                                     14

            All other schedules required by Section 2520.103-10 of the Department of Labor's
       Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

(b)      Exhibits

       23     -   Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Cinergy Corp.:

We have audited the accompanying statements of net assets available for benefits of Cinergy Corp. Union Employees’ 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 4, 2004

Cinergy Corp. Union Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

                                                                              December 31,
                                                                        2003          2002
                                                                        ----          ----
ASSETS:
   Investments, at fair value (see Notes 3 and 4)
           Plan interest in Cinergy Corp. Common Stock Master
             Trust                                                  $ 51,000,219   $ 41,846,143
           Plan interest in Cinergy Corp. Mutual Funds Master
             Trust
                                                                      71,305,292     54,458,499
           Loans to participants                                       4,491,648      4,224,638
                                                                       ---------      ---------
                Total investments
                                                                     126,797,159    100,529,280

   Employer's contribution receivable
                                                                         564,824      1,173,896
                                                                         -------      ---------

         Net assets available for benefits                          $127,361,983   $101,703,176
                                                                    ============   ============

        The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’ 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

                                                                           December 31,
                                                                           ------------
                                                                   2003             2002
                                                                   ----             ----
ADDITIONS:
   Additions to net assets attributed to:
     Investment income (loss):
       Plan interest in Cinergy Corp. Mutual Funds Master
           Trust (See Note 4)                                  $12,248,847      $ (10,121,588)
         Plan interest in Cinergy Corp. Common Stock
           Master Trust (See Note 4)                             9,159,616          2,738,748
          Participant loan interest income                         283,433            312,480
                                                                   -------            -------

                                                                                   (7,070,360)
                  Net investment income (loss)                  21,691,896

     Contributions:
       Participant                                               6,121,341          6,723,027
       Employer                                                  3,369,749          3,186,528
       Rollover                                                     17,539             13,132
                                                                    ------             ------
                                                                 9,508,629          9,922,687
                                                                 ---------          ---------
                  Total additions                               31,200,525          2,852,327

DEDUCTIONS:
    Deductions from net assets attributed to:
       Benefits paid to participants                            (5,266,688)        (4,533,028)
         Dividends paid in cash                                    (43,715)
         Administration fees                                       (15,622)              (916)
                                                                   -------               ----
                  Total deductions                              (5,326,025)        (4,533,944)

Net increase (decrease) prior to transfers                      25,874,500         (1,681,617)
Interplan transfers (See Note 2)                                  (215,693)          (476,351)
                                                                  --------           --------
                                                                25,658,807         (2,157,968)

Net assets available for benefits:
Beginning of year                                              101,703,176        103,861,144
                                                               -----------        -----------
End of year                                                   $127,361,983       $101,703,176
                                                              ============       ============

        The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’ 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

(1)     Plan Description-

The following description of the Cinergy Corp. Union Employees’ 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)

General — The Plan is a defined contribution plan covering union employees of Cinergy Corp.‘s subsidiaries (collectively, the Company) represented by the International Brotherhood of Electrical Workers, Local 1393. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company (Fidelity) and U.S. Trust Company of California N.A. (US Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The administrative expenses of the Plan are paid by the Company.

(b)

Contributions — The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the IRS maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Master Trust. Prior to 2003, participants could contribute up to 15% of annual pre-tax compensation, as defined in the Plan document. They could also make after-tax contributions which, when combined with pre-tax contributions, could not exceed 15% of base pay.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. Prior to 2003, the Company match was 60% of the first 5% of base pay. The incentive match was up to 40% of the first 5% of base pay that a participant contributed. For those employees that did not contribute to the Plan, the incentive match was based upon assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Master Trust. The employer contributions must remain in the Cinergy Common Stock Master Trust until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed” funds until the participant elects to transfer the funds to another investment option.

Effective January 1, 2003, the Deferred Profit Sharing program is available to eligible employees. The Company, at its discretion can make a profit sharing contribution to the Plan for the plan year in an amount determined by the Company. In 2003, the amount of the Deferred Profit Sharing contribution was $63,217.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2003 and 2002, the IRS allowed participants over the age of 50 to contribute up to an additional $2,000 and $1,000 over and above the $12,000 and $11,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

(c)

Vesting — Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy common stock on Deferred Profit Sharing Contributions are vested immediately.

(d)

Participant Account — Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings. Allocations are based on the participant’s account balance or contribution percentage as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect to change investment funds and/or the contribution allocation percentage among funds at any time.

(e)

Payment of Benefits — Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pretax account in accordance with Plan provisions.

(f)

Participant Loans — Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loans is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

(2)     Significant Accounting Policies-

(a)	Basis of Accounting — The accompanying financial statements of the Plan are prepared on an accrual basis.

(b)

Investment Valuation and Income Recognition — Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Cinergy Corp. Non-Union Employees’ 401(k) Plan and the Cinergy Corp. Union Employees’ Savings Incentive Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

(c)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payments of Benefits — Benefit payments are recorded when paid.

(e)	Reclassification — Certain 2002 amounts have been reclassified to conform to current year presentation.

(3) Non-participant Directed Investments-

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances is as follows:

                                                                  December 31,
                                                                  ------------
                                                       2003             2002
                                                       ----             ----
Net assets:
  Cinergy Common Stock Master Trust                  $39,342,115     $32,043,869
                                                     ===========     ===========

                                                    Year Ended            Year Ended
                                                 December 31, 2003     December 31, 2002
                                                 -----------------     -----------------
Changes in net assets:
  Contributions                                       $3,369,749      $3,186,528
  Dividends                                            1,740,456       1,569,675
  Net appreciation                                     5,106,888         321,245
  Benefits paid to participants                         (815,060)       (780,626)
  Transfers to participant directed investments       (1,941,931)     (2,156,293)
  Interplan transfers                                   (161,856)       (237,502)
                                                       --------         --------
                                                      $7,298,246      $1,903,027
                                                      ==========      ==========

(4) Investments-

The Plan invests in Cinergy Corp. Common Stock Master Trust and in Cinergy Corp. Mutual Funds Master Trust, which were established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trusts described above:

•The Cinergy Corp. Union Employees’ Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, Unite, Local 2024 and Unite, Local 1093. This Plan does not participate in the Cinergy Corp. Mutual Funds Master Trust and first became a participant of the Cinergy Corp. Common Stock Master Trust in December 2002.
•The Cinergy Corp. Non-Union Employees’ 401(k) Plan, which covers non-union employees’ of Cinergy Corp. and subsidiaries who meet minimum age and service requirements.

The Plan has an undivided interest in the Master Trusts. The assets of the Master Trusts are held by Fidelity Management Trust Company. Fidelity Management Trust Company in the name of US Trust as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trusts as of December 31, 2003 and 2002 is as follows:

Investments in Cinergy Corp. Mutual Funds Master Trust:

                                                               2003             2002
                                                               ----             ----
        Cash and cash equivalents                           $33,542,776     $ 29,470,356
        Mutual funds                                        288,160,929      215,730,173
                                                            -----------      -----------

        Net assets of Cinergy Corp
           Mutual Funds Master Trust                       $321,703,705     $245,200,529
                                                           ============     ============

Investments in Cinergy Corp. Common Stock Master Trust:

                                                               2003             2002
                                                               ----             ----
         Cash and cash equivalents                        $   3,190,592    $   3,128,910

         Cinergy Corp. common stock                         391,632,070      335,353,736
                                                            -----------      -----------
                  Total investments                         394,822,662      338,482,646
         Receivables:
             Accrued interest                                     2,781            2,981

             Securities sold                                    397,873          511,110
                                                                -------          -------
                  Total assets                              395,223,316      338,996,737
         Liabilities - Securities purchased                    (412,038)         (89,244)
                                                               --------          -------

         Net assets of Cinergy Corp. Common
           Stock Master Trust                              $394,811,278     $338,907,493
                                                           ============     ============
Allocations of the Plan interest in Cinergy Corp Mutual Funds Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

                                             2003                      2002
                                             ----                      ----
                                        Amount     Percent      Amount     Percent
  Cinergy Corp. Union
    Employees' 401(k) Plan          $ 71,305,292     22%     $ 54,458,499     22%
  Cinergy Corp. Non-Union
    Employees' 401(k) Plan           250,398,413     78%      190,742,030     78%
                                     -----------              -----------
                                    $321,703,705             $245,200,529
                                    ============             ============
Allocations of the Plan interest in Cinergy Corp Common Stock Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

                                             2003                      2002
                                             ----                      ----
                                       Amount      Percent       Amount    Percent
Cinergy Corp. Union
  Employees' 401(k) Plan            $ 51,000,219     13%     $ 41,846,143     12%
Cinergy Corp. Non-Union
  Employees' 401(k) Plan             182,754,660     46%      156,013,471     46%
Cinergy Corp. Union
  Employees' Savings
  Incentive Plan                     161,056,399     41%      141,047,879     42%
                                     -----------              -----------

                                    $394,811,278             $338,907,493
                                    ============             ============

        A summary of income of the Cinergy Corp. Mutual Funds Master Trust as of December 31, 2003 and 2002 is as follows:

                                                          2003            2002
                                                          ----            ----
  Cinergy Corp. Mutual Funds Master Trust:
      Interest and dividends                          $ 5,547,577     $  3,983,022
      Net appreciation (depreciation) in fair
             value of investments                      53,503,963      (52,408,319)
                                                       ----------      -----------

                    Net Trust investment gain (loss)  $59,051,540     $(48,425,297)
                                                      ===========     ============

        A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31, 2003 and 2002 is as follows:

                                                        2003              2002
                                                        ----              ----
 Cinergy Corp. Common Stock Master Trust:
     Interest and dividends                          $18,512,632     $10,736,654
     Net appreciation in fair
            value of investments                      54,042,291      11,256,385
                                                      ----------      ----------
                   Net Trust investment income       $72,554,923     $21,993,039
                                                     ===========     ===========
Allocations of income in Cinergy Corp Mutual Funds Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

                                               2003                   2002
                                               ----                   ----
                                         Amount    Percent      Amount    Percent
   Cinergy Corp. Union
     Employees' 401(k) Plan          $12,248,847     21%    $(10,121,588)    21%
   Cinergy Corp. Non-Union
     Employees' 401(k) Plan           46,802,693     79%     (38,303,709)    79%
                                      ----------             -----------
                                     $59,051,540            $(48,425,297)
Allocations of income in Cinergy Corp Common Stock Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

                                               2003                    2002
                                               ----                    ----
                                         Amount   Percent     Amount   Percent
         Cinergy Corp. Union
           Employees' 401(k) Plan     $ 9,159,616   13%    $ 2,738,748   12%
         Cinergy Corp. Non-Union
           Employees' 401(k) Plan      33,596,167   46%     11,226,630   51%
         Cinergy Corp. Union
           Employees' Savings
           Incentive Plan              29,799,140   41%      8,027,661   37%
                                       ----------            ---------
                                      $72,554,923          $21,993,039
                                      ===========          ===========
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

                                                                 2003               2002
                                                                 ----               ----

Plan interest in Cinergy Corp. Master Trust - Common Stock   $51,000,219      $41,846,143
Plan interest in Cinergy Corp. Master Trust - Mutual Funds    71,305,292       54,458,499

(5)     Federal Income Tax Status-

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(6)     Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)     Related Party Transactions-

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8)     Investment Risk-

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

(9)     Plan Changes-

Effective January 1, 2002, the Plan was amended to allow the portion of the Plan that is held at any one time in the Cinergy Common Stock Fund to be designated as an Employee Stock Ownership Plan within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Cinergy Corp. stock and is intended to qualify under Section 401(a) of the IRC as a stock bonus plan.

In addition, the portion of the Plan that at any one time is not held in the Cinergy Common Stock Fund is a profit sharing plan for purposes of Section 401(a)(27)(B) of the IRC that is intended to qualify under Section 401(a). This profit sharing plan includes a cash or deferred arrangement intended to qualify under Section 401(k) of the IRC.

The suspension of contributions due to a participant taking a hardship withdrawal in 2003 or later will be reduced from 12 months to 6 months.

Effective January 1, 2003, the Plan was amended to provide participants the flexibility in receiving Cinergy common stock dividends. Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want dividends as income (cash) or if they want them reinvested in the Cinergy Common Stock Fund. In 2003 the amount of Cinergy common stock dividends paid out in cash by the Plan to participants was $43,715.

The Plan was amended effective January 1, 2003 to allow the Company, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the plan for the plan year in an amount determined by the Company. Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan Year shall be allocated among Balanced or Investor program employees who are employed as a program employee on the last day of the plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details)

(10)     Subsequent Event

The Cinergy Corp. Mutual Funds Master Trust was amended effective January 1, 2004 to spin-off the assets held therein into two separate trusts; one trust holds assets only for the Plan and the other trust holds assets only for the Cinergy Corp. Non-Union Employees’ 401(k) Plan. Accordingly, effective January 1, 2004 the Cinergy Corp. Mutual funds Master Trust ceased to be a master trust.

Cinergy Corp. Union Employees’ 401(k) Plan

EIN: 31-1385023

Plan Number: 101

Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2003

    Identity of Issuer, Borrower,     Description of Investment, Including Maturity Date,
       Lessor, or Similar Party     Rate of Interest, Collateral, and Par or Maturity Value        Current Value
       ------------------------     -------------------------------------------------------        -------------

*   Various Plan Participants        Participant Loans (interest rates ranging from 5.00% to
                                     10.50% and maturities through June 26, 2008)                   $ 4,491,648

*   Denotes a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINERGY CORP. UNION EMPLOYEES’

401(K) PLAN

By /s/ Darlene Glesenkamp

Plan Administrator

June XX, 2004

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-72900 of Cinergy Corp. on Form S-8 of our report dated June 4, 2004, relating to the financial statements of the Cinergy Corp. Union Employees’ 401(k) Plan as of and for the years ended December 31, 2003 and 2002 appearing in this Annual Report on Form 11-K of the Cinergy Corp. Union Employees’ 401(k) Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 24, 2004